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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT

         (PURSUANT TO SECTION 13(e) OF SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. )

                        BIOSEARCH MEDICAL PRODUCTS, INC.
                        --------------------------------
                              (Name of the Issuer)


                           Robert Keller, V.P. C.F.O.
                        ----------------------------------
                        (Name of Person Filing Statement)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   090660 20 0
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                       ROBERT J. MORAVSIK, GENERAL COUNSEL
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 BIOSEARCH MEDICAL PRODUCTS, INC, 35A INDUSTRIAL PARKWAY, SOMERVILLE, NJ 08876
 -----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communication on Behalf of Person Filing Statement)

       This statement is filed in connection with (Check appropriate box)

           a. [X]  The filing of solicitation materials or an
                      information statement subject to Regulation
                      14A, Regulation 14C, or rule 13E-3(c) under the Securities Exchange Act of 1934.

           b. The filing of a registration statement under the Securities Act of 1933.

           c. A tender offer.

           d. None of the above.

         Check the following box if the soliciting materials of information statement referred to in checking box (a) are preliminary copies. [_]

                            Calculation of Filing Fee

 Transaction valuation*                                  Amount of Filing Fee
 ----------------------                                  ---------------------
    $440, 576        1/50 of 1%                                $88
    ---------                                                  ---

[_] Check box if any part of fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


        Amount previously paid:____________        Filing party:_____________


        Form or registration No.:___________       Date filed:_______________


     Instruction.  Eight copies of this statement, including all exhibits, should be filed with the commission.


* Set forth the amount on which the filing fee is calculated and state how it was determined.

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CROSS REFERENCE SHEET
---------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

(c) See Section II in Proxy Statement of Biosearch Medical Products, Inc. (hereinafter, the "Proxy Statement"), subsection entitled "Share Price of Company" incorporated by reference herein.

(e)  Not applicable.

(f)  Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Not applicable

ITEM 4. TERMS OF THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsection entitled "Summary of Material Features of this Exchange" incorporated by reference herein.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(g)  Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

(d)  not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND FACTS

(a) See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction," incorporated by reference herein.

(b) See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction," incorporated by reference herein.

(c) See Section II of the Proxy Statement, subsections entitled "Summary of Material Features of this Exchange," "Reason for this Transaction," "Federal Income Tax Consequences," and "Biosearch Medical Products, Inc. will go Private," incorporated by reference herein.

ITEM 8. FAIRNESS OF TRANSACTION.

(b) See Section II of the Proxy Statement, subsections entitled "Book Value of the Company," "Share Price of Company," and "Price of Securities Before And After Public Announcement on May 13, 1999," incorporated by reference herein.

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS.

(a) See Section II of the Proxy Statement, subsection entitled "Fairness Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein.

(b) 1. See Section II of the Proxy Statement, subsection entitled "Fairness Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein.

     6. See Section II of the Proxy Statement, subsection entitled "Fairness Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein. No limitations were imposed upon WVA.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

See Section II of the Proxy Statement, subsection entitled "Summary of Material features of this Exchange," incorporated by reference herein.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH RESPECT TO THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsection entitled "Intentions of Certain Persons," incorporated by reference herein.



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(b)  See Section II of the Proxy Statement, subsection entitled "Intentions of
     Certain Persons," incorporated by reference herein.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsections entitled "Right of dissent/appraisal," and "Shareholders Protection Act," incorporated by reference herein.

ITEM 14. FINANCIAL INFORMATION.

(a) See the Issuer's Annual report on Form 10-K SB-A for the fiscal year ended December 31, 1998 and the Issuers Quarterly Report on Form 10-Q SB for the quarter ended March 31, 1999, incorporated by reference.

(b)  Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED RETAINED OR UTILIZED.

(a) See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction" and "Summary of Material features of this Exchange," incorporated by reference herein. The Issuer anticipates that its employees, assets will be utilized in the same manner after the Exchange as they were before the transaction.

ITEM 16. ADDITIONAL INFORMATION.

Not applicable.

Rule 13e-3 Transaction Statement
--------------------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)  Biosearch Medical Products, Inc. 35A Industrial Parkway, Somerville, NJ
     08876.

(b) Common Stock, no par value (hereinafter the "Common Stock") 2,202,878 shares issued and outstanding as of June 3, 1999 approximately 600 shareholders of record as of June 3, 1999.

(c) See Section II in Proxy Statement of Biosearch Medical Products, Inc. (hereinafter, the "Proxy Statement"), subsection entitled "Share Price of Company" incorporated by reference herein.

(d)  No dividends have been paid in the last two years.

(e)  Not applicable.

(f)  Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by the issuer of the class of equity securities subject to this Rule 13e-3 transaction.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsection entitled "Summary of Material Features of this Exchange" incorporated by reference herein.

(b)  i.   All holders of issued and outstanding shares of Common Stock are treated equally.

     ii. Exercisable options to purchase shares of Common Stock which have an exercise price of less than $.20 will be paid the difference between the exercise price and $.20 in cash. Options to purchase shares of Common Stock which have an exercise price equal to or greater than $.20 will be extinguished.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)  through (e) inclusive: No such plans or proposals.

(f)  The Common Stock will be eligible for termination of registration.

(g)  Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

(a) The cash reserves of Hydromer Inc., the acquiror, will be used to fund the exchange price and legal fees ($450,576). The balance of expenses ($32,688) will be funded by the issuer from working capital. The total amount of funds is estimated to be $486,264.

(b)  Itemized expenses
     -----------------

         $440,576 - Exchange price of Common Stock
           25,000 - Fairness Opinion
            2,000 - Accounting
           10,000 - Legal
            2,000 - Printing
            3,600 - Proxy Solicitation
            3,000 - Transfer Agent fees
               88 - filing fee
         ------------------------------------------
         $486,264 - Total

(c)  None of the above funds will be borrowed.

(d)  Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND FACTS.

(a) See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction,"incorporated by reference herein.

(b) The Issuer sought unsuccessfully to raise the additional capital necessary for marketing its products. See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction," incorporated by reference herein.

(c) See Section II of the Proxy Statement, subsections entitled "Summary of Material Features of this Exchange," "Reason for this Transaction," "Federal Income Tax Consequences," and "Biosearch Medical Products, Inc. will go Private," incorporated by reference herein.

ITEM 8. FAIRNESS OF TRANSACTION.

(a) The issuer believes that this transaction is fair to unaffiliated security holders. Manfred F. Dyck, Director of the Issuer, absented himself from discussions of the transaction and abstained from voting on the transaction because of his security holdings in Hydromer, Inc., the acquiror.

(b) The exchange price represents a premium over the current market price of the Common Stock for most of the last two years and a substantial premium over the book value of the Issuer. The Board of Directors of the Issuer engaged a valuation expert who reviewed the transaction and gave his opinion that the transaction was fair to the shareholders of the Issuer. See Section II of the Proxy Statement, subsections entitled "Book Value of the Company," "Share Price of Company," and "Price of Securities Before And After Public Announcement on May 13, 1999," incorporated by reference herein.

(c) The transaction does not require the approval of a majority of unaffiliated security holders but can be passed by a simple majority of all shareholders who vote.

(d)  No such representative was retained.

(e) The transaction was unanimously approved by the directors who are not employees of the Issuer.

(f)  No such offers were received by the Issuer.

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS.

(a) The Issuer has received a fairness opinion from Wharton Valuation Associates, Inc. ("WVA") See Section II of the Proxy Statement, subsection entitled "Fairness Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein.

(b)  1.   See Section II of the Proxy Statement, subsection entitled "Fairness
          Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein.

     2.   See proposal letter of WVA and representative transactions annexed as
          Exhibit 1 to this Statement.

     3.   WVA was interviewed directly by the Board of Directors of the Issuer.

     4. WVA has no material relationship to the issuer or its affiliates, and no compensation is to be received by WVA except for its engagement fee.

     5. The amount of consideration was negotiated by the Issuer with the advice of WVA.

     6. See Section II of the Proxy Statement, subsection entitled "Fairness Opinion" and Exhibit B to Proxy Statement, incorporated by reference herein. No limitations were imposed upon WVA.

(c) The Fairness Opinion is annexed to the Proxy Statement, and will be distributed to shareholders of the Issuer. In addition, the fairness Opinion will be made available for inspection and copying at the principal executive offices of the Issuer during regular business hours by any interested equity security holder of the Issuer or his representative who has been so designated in writing. A copy of the Fairness Opinion will be transmitted by the Issuer to any interested equity security holder of the Issuer or his representative who has been so designated in writing, without charge.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)  Not applicable.

(b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

See Section II of the Proxy Statement, subsection entitled "Summary of Material features of this Exchange," incorporated by reference herein.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH RESPECT TO THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsection entitled "Intentions of Certain Persons," incorporated by reference herein.

(b) See Section II of the Proxy Statement, subsection entitled "Intentions of Certain Persons," incorporated by reference herein.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) See Section II of the Proxy Statement, subsections entitled "Right of dissent/appraisal," and "Shareholders Protection Act," incorporated by reference herein.

(b) No provision has been made to allow unaffiliated security holders to obtain access to the corporate files of the Issuer or to obtain counsel or appraisal services at the expense of the Issuer.

(c)  Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) See the Issuer's Annual report on Form 10-K SB-A for the fiscal year ended December 31, 1998 and the Issuers Quarterly Report on Form 10-Q SB for the quarter ended March 31, 1999, incorporated by reference herein.

(b)  Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED RETAINED OR UTILIZED.

(a) See Section II of the Proxy Statement, subsection entitled "Reason for this Transaction" and "Summary of Material features of this Exchange," incorporated by reference herein. The Issuer anticipates that its employees, assets will be utilized in the same manner after the Exchange as they were before the transaction.

(b) No persons will be employed, retained or compensated by the Issuer or any affiliate to make solicitations or recommendations in connection with this transaction.

ITEM 16. ADDITIONAL INFORMATION.

Not applicable.

ITEM 17. EXHIBITS.

Exhibit 1. Proposal letter and representative transactions of Wharton Valuation
           Associates.

November 6, 1998

Mr. Robert C. Keller
Vice President Finance
Biosearch Medical Products Inc.
35A Industrial Parkway

Somerville, NJ 08876

Dear Mr. Keller

Thanks very much for taking the time to meet with Andrew Shaiman and me last week. As requested, I am outlining the terms and conditions by which Wharton Valuation Associates, Inc. ("WVA") would be willing to render an opinion with respect to the financial fairness of a proposed merger between Biosearch Medical Products Inc. ("BMPI") and Hydromer Inc. ("HYDI"). Our opinion would rendered from a financial point of view from the perspective of BMPI's shareholders.

BIOSEARCH MEDICAL PRODUCTS, INC. ("BMPI")

BMPI was incorporated in the State of New Jersey on September 17, 1975. The Company's early emphasis was on contract research and development of medical devices and systems for larger medical product companies. During 1982 the Companysuccessfully made its finitial public offering of equity securities. The Company had designed and successfully marketed under its own Dobbhoff (R) trademark, a smallbore feeding catheter which quickly became the enteral industry's feeding device standard. Related products followed.

The dominance of the enteral food market by larger medical product companies and reimbursement changes in the Federal Government Medicare System prompted the Company's decision to reassess its business objectives. The Company subsequently curtailed its selling activities in the alternate care market and in August 1989, laid off its dietary sales force. During 1994, BMPI entered into agreements with Sherwood Medical Company which formed with them a strategic business alliance. In 1997 sales of contracted manufactured products were approximately 80 percent of total sales.

BMPI's revenues have declined from approximately $20 million in the late 1980's to under $2 million in 1997, while operating losses have been reduced from ($842,004) in 1995 to ($493,367) in 1997 through vigorous cost cutting efforts. The Company's balance sheet showed a total shareholsers' equity of $940,146 at December 31, 1997. There are currently discussions underway with a large medical products company which could well lead to sharply higher sales and earnings over the near term.

WHARTON VALUATION ASSOCIATES, INC. ("WVA")

WVA is a consulting firm engaged primarily in the valuation of business interests and also in providing advice in connection with mergers, acquisitions, divestitures and similar capital transactions. Although the firm has been in existence for eight years, its managing directors have a combined total of more than 60 years of experience performing valuations and acting as financial advisers to corporations and their shareholders. Our valuations are performed in connection with a variety of planning and transactional applications, including: mergers, acquisitions and divestitures; initial public securities offerings; private placement of debt and equity; employee stock ownership and incentive stock option plans; bankruptcies, reorganizations and recapitalizations; estate, gift and income tax planning and compliance; litigation involving business and securities valuation issues; and general corporate and shareholder planning. Neither WVA nor any of its employees has any interests in the Proposed Transaction which would compromise its ability to render an opinion with respect to the Proposed Transaction in a totally objective and disinterested fashion. In this connection, the fee for our services would in no way be contingent on the value or on a favorable opinion regarding the fairness of the Proposed Transaction.

PROPOSAL

We would be willing to render an opinion with respect to the financial fairness to BMPI's shareholders of the Proposed Transaction for a fee of between $25,000 and $30,000, plus actual out-of-pocket data acquisitions expenses (if any). As noted above, the fee for this service would be contingent on our conclusion with respect to financial fairness. Our opinion would be transmitted in the form of a letter, altough we would make ourselves available to discuss with BMPI's Board of Directors the basis for our conclusion.

We appreciate very much being given the opportunity to propose on this project. If you have questions regarding any aspect of the foregoing, please let me know. If the terms of this Proposal are acceptable, please sign this letter below and return to my attention.

Sincerely,

Jeffery Nelson s/s
Managing Director
Wharton Valuation Associates, Inc.

Exhibit 2. Audited balance sheets, unaudited balance sheets; ratio of earnings to fixed charges and book value per share as required by
           Item 14. See the Issuer's Annual report on Form 10-K SB-A for the fiscal year ended December 31, 1998 and the Issuers Quarterly Report on Form 10-Q SB for the quarter ended March 31, 1999, incorporated by reference herein. See the Proxy Statement Section II "BOOK VALUES" for a table of Book Values also incorporated by reference herein. Issuer has had no earning for the past 10 years hence its ratio of earnings to fixed charges is not relevant.

SIGNATURE

                                        ________________________________
                                                    (Date)


                                        ________________________________
                                                   Robert Keller
                                        Vice President, Chief Financial Officer